UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

AVALON HOLDINGS CORPORATION (Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE (Title of Class of Securities)
05343P109 (CUSIP Number)
Darryl Chan Moloco Capital Partners LLC 346 Rheem Boulevard, Suite 210 Moraga, CA 94556 (925) 377-0602 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 01, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 05343P109

1.	Names of Reporting Persons. MOLOCO VALUE FUND, L.P. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 211,004

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 211,004

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 211,004

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.6%

14.	Type of Reporting Person PN
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Item 1. Security and Issuer

         (a) This statement relates to shares ("Shares") of the Class A Common Stock ("Common Stock"), of Avalon Holdings Corporation (the "Issuer" or "Avalon"), an Ohio Corporation.

(b) The principal executive offices of the Issuer are located at One American Way, Warren, Ohio 44484.

Item 2. Identity and Background.

(a)

Name:  This statement is filed by Moloco Value Fund, L.P. ("Moloco"), a Delaware Limited Partnership, Moloco Capital Partners LLC ("MCP"), a Nevada Limited Liability Company and Darryl B. Chan and Kevin J. Lyons. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". Mr. Chan and Mr. Lyons are the managing members of MCP which is the general partner of Moloco. The Shares reported herein are owned by and held in the name of Moloco Value Fund, L.P. By virtue of these relationships Mr. Lyons and Mr. Chan have the shared power to vote and dispose of Shares of the Issuer held by Moloco.

(b)	Residence or business address: The business address of Moloco, MCP and each of the persons listed in Item 2(a) above is P.O. Box 3320, Incline Village, NV 89450.

(c)

Present Principal Occupation or Employment:  The principal business of Moloco is to buy, hold and sell securities. The principal business of MCP is to act as the general partner of Moloco. The principal occupations of Mr. Chan and Mr. Lyons are to act as the managing members of MCP.

(d)	Criminal Conviction: None of the persons listed in Item 2(a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  None of the persons listed in Item 2(a) above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Each of the individuals listed in Item 2(a) above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration:

         The aggregate purchase price of the 39,275 Shares of the Issuer recently purchased by Moloco was $275,569.64 and these shares were purchased with partnership funds through open market transactions.

Item 4. Purpose of Transaction

         The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals which, other than as set forth below, would relate to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

Moloco purchased the Shares of the Issuer based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Moloco intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Moloco may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acting in concert with other shareholders of the Issuer or other persons for any common purpose, or changing its intention with respect to any and all matters referred to above in this Item 4.

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The 6.6% aggregate percentage of shares of Class A Common Stock reported owned by Moloco is based upon the 3,190,786 shares of the Issuer's Class A Common Stock outstanding as of May 9, 2007 according to the Issuer's Form 10-Q for the quarter ended March 31, 2007, as filed with the Securities and Exchange Commission. As of the close of business on August 3, 2007, the beneficial ownership of Issuer Common Stock held by the persons listed in Item 2(a) above was:

Person/Entity Shares of Common Stock Percentage

Moloco Value Fund, L.P. 211,004 6.6%
Moloco Capital Partners LLC 211,004 6.6%
Darryl B. Chan 211,004 6.6%
Kevin J. Lyons 211,004 6.6%

(b)

Moloco's sole power to vote or to dispose of the Shares owned by Moloco is solely exercised by MCP, the general partner of Moloco, at the direction of the Managing Members of MCP, Mr. Chan and Mr. Lyons. To this extent and solely in their capacity as Managing Members of MCP, Mr. Chan and Mr. Lyons may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 211,004 Shares of the Issuer owned by Moloco.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
08/01/07 08/02/07	38,275 700	7.0722 6.9714

(d)

Except as set forth in Item 5(b) above, no person other than the persons listed in Item 2(a) above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares of the Issuer held by Moloco.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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Item 7. Material to be Filed as Exhibits. NONE

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 03, 2007
MOLOCO VALUE FUND, L.P.
By:	/s/ Darryl B. Chan Darryl B. Chan
Title:	Darryl B. Chan, Managing Member of the General Partner

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